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                                    UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                            THE MIDDLEBY CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, Par Value $0.01 Per Share
           --------------------------------------------------------
                          (Title of Class of Securities)


                                   596278-10-1
           --------------------------------------------------------
                                 (CUSIP Number)


   John J. Hastings, 2850 W. Golf Road, Suite 405, Rolling Meadows, IL  60008
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  November 4, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 4 Pages


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CUSIP No. 596278-10-1                13D                 Page   2  of   4  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     David P. Riley
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not Applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     U.S.A
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                  69,225
 Person With                  --------------------------------------------------
                              (8) Shared Voting
                                    Power
                                   222,320
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                                    69,225
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
                                   222,320
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     291,545
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     2.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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Item 1.  SECURITY AND ISSUER.

    The title and class of equity securities to which this amendment to statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Shares"), of The Middleby Corporation (the "Company"). The address of the principal executive offices of the Company is 2850 W. Golf Road, Suite 405, Rolling Meadows, IL 60008.

Item 2.  IDENTITY AND BACKGROUND.

    (a) Name: David P. Riley

    (b) Residence or Business Address: Mr. Riley's business address is c/o The Middleby Corporation, 2850 W. Golf Road, Suite 405, Rolling Meadows, IL 60008.

    (c) Mr. Riley is President and Chief Executive Officer of the Company.

    (d) During the past five years, Mr. Riley has not been convicted in a criminal proceeding.

    (e) During the last five years Mr. Riley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Citizenship: U.S.A.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Not applicable.

Item 4.  PURPOSE OF THE TRANSACTION.

    This amendment to statement on Schedule 13D has been filed by the reporting person to report the sale of 210,000 Shares in connection with the public offering by the Company. Mr. Riley has no present plans or proposals which relate to, or would result in any of the actions referred to in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

    (a) Mr. Riley beneficially owns 291,545 Shares, or approximately 2.8% of the Company's outstanding common stock, consisting of the following: (i) 69,225 Shares owned by Mr. Riley directly; (ii) 173,670 Shares owned by the Linda M. Riley Revocable Trust; and (iii) 48,650 Shares owned in trust by Mr. Riley and his spouse, Linda Riley, as trustees for the benefit of their two children, Christopher Riley and Kevin Riley.


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    (b) Mr. Riley has the sole power to vote and dispose of the 69,225 Shares described in (a) above. Mr. Riley has shared voting and investment power with Linda Riley with respect to the remaining 222,320 Shares.

    (c) The only transaction involving the Shares of the Company by Mr. Riley involve the sale of 210,000 Shares described in Item 4 hereof.

    (d) and (e): Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The sales to underwriters described above are pursuant to an underwriting agreement dated October 29, 1997. A copy of the agreement is attached as Exhibit 1 hereto.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1 - Underwriting Agreement dated  October 29, 1997.

    Exhibit 2 - Lock-up Agreement dated September 17, 1997.

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 1997



                                   /s/ David P. Riley
                                  ---------------------------------------------
                                  David P. Riley, Individually and as
                                  Co-Trustee under the trust F/B/O Kevin Riley
                                  and Christopher Riley, and as Trustee of the
                                  Linda M. Riley Revocable Trust